PRESS RELEASE

GOLDCORP DECLARES FOURTH MONTHLY DIVIDEND PAYMENT FOR 2004
(All dollar amounts in United States dollars (US$))

Toronto, March 30, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its fourth regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Thursday, April 15, 2004 will be entitled to receive payment of this dividend on Friday, April 23, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Christopher J. Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Fax: (416) 865-3234	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com